Exhibit A

Press Release
Ceragon Reports Second Quarter 2011 – August 8, 2011

CERAGON NETWORKS REPORTS SECOND QUARTER 2011 FINANCIAL RESULTS

Achieves record revenue of $110.4 million

Paramus, New Jersey, August 8, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist today reported results for the second quarter which ended June 30, 2011.

Revenues for the second quarter of 2011 reached $110.4 million, up 81% from $60.9 million for the second quarter of 2010, and up 10% from $100.3 million in the first quarter of 2011.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the second quarter of 2011 was ($17.4) million or $(0.48) per basic share and diluted share, compared to net income of $2.6 million in the second quarter of 2010, or $0.07 per basic share and diluted share.

On a non-GAAP basis, net loss for the second quarter, excluding (a) $1.4 of equity-based compensation expenses, and (b)$14.4, million charges related to the Nera acquisition and integration plan, was ($1.6) million , or $(0.04) per basic share and diluted share. Non-GAAP net income for the second quarter of 2010 was $4.6 million, or $0.13 per basic and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the second quarter of 2011 was 21.4% of revenues. Gross margin on a non-GAAP basis was 31.9% of revenues.

Operating loss on a GAAP basis in the second quarter of 2011 was ($16.2) million. On a non-GAAP basis operating loss was ($470,000).

Cash and cash investments at the end of the quarter were $64.4 million.

“Our plan to move swiftly to create a single global organization is clearly paying off,” said Ira Palti, President and CEO of Ceragon. “The continued progress of the integration is apparent in the second quarter revenues, which exceeded the high end of our guidance, and in our strong bookings that were again above one.

“We are creating company with balanced geographic exposure and a broad customer base with full capabilities to address new opportunities in each region around the world,” continued Mr. Palti.

Supplemental revenue breakouts:

Geographical breakdown, second quarter of 2011:

•	Europe:	28%
•	Africa:	9%
•	North America:	9%
•	Latin America:	32%
•	India:	3%
•	APAC:	19%

A conference call will follow today, August 8, 2011, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling: (800) 230-1059           or international (612) 234-9959,  at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0   selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 or international: (320) 365-3844, Access Code: 208325. A replay of both the call and the webcast will be available through September 8, 2011.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Join the discussion,

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera Networks and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera Networks transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera Networks business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

Use of non-GAAP Measures:
This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors

Ceragon Reports Second Quarter 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30		Six months ended June 30,
	2011	2010	2011	2010

Revenues	$110,350	$60,889	$210,662	$120,576
Cost of revenues	86,716	39,420	157,444	78,731

Gross profit	23,634	21,469	53,218	41,845

Operating expenses:
Research and development	12,660	6,919	25,117	12,192
Selling and marketing	21,003	8,959	40,188	18,141
General and administrative	6,212	2,996	11,735	5,776
Restructuring costs	-	-	7,834	-
Acquisition related costs	-	-	4,919	-

Total operating expenses	$39,875	$18,874	$89,793	$36,109

Operating profit (loss)	(16,241)	2,595	(36,575)	5,736

Financial income (expenses), net	(312)	276	(759)	510

Income (loss) before taxes	(16,553)	2,871	(37,334)	6,246

Taxes on income	817	273	1,412	625

Net Income (loss)	$(17,370)	$2,598	$(38,746)	$5,621

Basic net earnings per share	$(0.48)	$0.07	$(1.08)	$0.16

Diluted net earnings per share	$(0.48)	$0.07	$(1.08)	$0.15

Weighted average number of shares used in computing basic net earnings (loss) per share	35,983,033	34,881,532	35,794,446	34,686,410

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,983,033	36,317,945	35,794,446	36,542,735

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Ceragon Reports Second Quarter 2011 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30, 2011	December 31, 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,546	$37,725
Short-term bank deposits	10,991	23,357
Marketable securities	15,186	7,363
Trade receivables, net	113,978	88,074
Deferred taxes	4,446	4,057
Other accounts receivable and prepaid expenses	37,312	15,425
Inventories	103,000	65,921
Total current assets	318,459	241,922

LONG-TERM INVESTMENTS:
Long-term marketable securities	4,662	13,088
Severance pay funds	6,113	6,039
Total long-term investments	10,775	19,127

OTHER ASSETS:
Long-term receivables	5,426	-
Deferred taxes	8,408	8,829
Goodwill and intangible assets, net	48,284	1,093

Total other assets	62,118	9,922

PROPERTY AND EQUIPMENT, NET	27,351	16,211
Total assets	$418,703	$287,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term bank loan	$4,116	$-
Trade payables	64,100	40,537
Deferred revenues	36,228	20,661
Other accounts payable and accrued expenses	61,886	13,215
Total current liabilities	166,330	74,413

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	30,884	-
Accrued severance pay and pension	14,545	8,600
Other long term payables	36,915	-
	82,344	8,600
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	95
Additional paid-in capital	307,309	300,875
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income (loss)	(1,671)	159
Accumulated deficits	(115,615)	(76,869)

Total shareholders' equity	170,029	204,169

Total liabilities and shareholders' equity	$418,703	$287,182

Ceragon Reports Second Quarter 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Cash flow from operating activities:
Net income (loss)	$(17,370)	$2,598	$(38,746)	$5,621
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization	2,951	1,138	6,152	2,178
Stock-based compensation expense	1,437	852	2,856	1,823
Decrease in trade and other receivables, net	6,640	1,673	29,134	11,118
Decrease (increase) in inventory	14,168	5,172	23,993	(2,652)
Decrease in trade payables and accrued liabilities	(7,743)	(11,213)	(24,680)	(17,985)

Decrease in deferred revenues	(12,755)	(2,063)	(12,765)	(742)
Other adjustments	1,662	529	1,682	177
Net cash used in operating activities	$(11,010)	$(1,314)	$(12,374)	$(462)

Cash flow from investing activities:
Purchase of property and equipment ,net	(3,240)	(2,577)	(6,029)	(5,471)
Payment for business acquisition *)	-	-	(42,405)	-
Investment in short and long-term bank deposit	(7,589)	(11,032)	(9,843)	(11,032)
Proceeds from short and long-term bank deposits	10,273	12,607	24,069	19,680
Investment in held-to-maturity marketable securities	-	(3,230)	-	(18,339)
Proceeds from maturities of held-to-maturity marketable securities	23	-	4,258	4,500
Net cash used in investing activities	$(533)	$(4,232)	$(29,950)	$(10,662)

Cash flow from financing activities:
Proceeds from exercise of options	284	430	3,580	3,016
Long term bank loan raised in connection with business acquisition	-	-	35,000	-

Net cash provided by financing activities	$284	$430	$38,580	$3,016

Translation adjustments on cash and cash equivalents	$(789)	$-	$(435)	$-
Decrease in cash and cash equivalents	$(12,048)	$(5,116)	$(4,179)	$(8,108)
Cash and cash equivalents at the beginning of the period	45,594	35,347	37,725	38,339
Cash and cash equivalents at the end of the period	$33,546	$30,231	$33,546	$30,231

*)	Excluding cash and cash equivalents

Ceragon Reports Second Quarter 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$110,350			$110,350	$60,889
Cost of revenues	86,716	11,588	(a)	75,128	39,348

Gross profit	23,634			35,222	21,541

Operating expenses:
Research and development	12,660	1,207	(b)	11,453	5,585
Selling and marketing	21,003	2,273	(c)	18,730	8,607
General and administrative	6,212	703	(d)	5,509	2,752

Total operating expenses	$39,875			$35,692	$16,944

Operating profit (loss)	(16,241)			(470)	4,597
Financial income (expenses), net	(312)			(312)	276

Income (loss) before taxes	(16,553)			(782)	4,873

Taxes on income	817			817	273

Net income (loss)	$(17,370)			$(1, 599)	$4,600

Basic net earnings (loss) per share	$(0.48)			$(0.04)	$0.13

Diluted net earnings (loss) per share	$(0.48)			$(0.04)	$0.13

Weighted average number of shares used in computing basic net earnings (loss) per share	35,983,033			35,983,033	34,881,532

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,983,033			35,983,033	36,317,945

Total adjustments		15,771

(a)
Cost of revenues includes $0.2 million of amortization of purchased intangible assets, $9.8 million of inventory step-up, $0.1 million of stock based compensation expenses and $1.5 million of on going  costs in the three months ended June 30, 2011.

(b)	Research and development expenses include $0.8 million of integration plan related costs and $0.4 million of stock based compensation expenses in the three months ended June 30, 2011.
(c)
Selling and marketing expenses includes $0.5 million of amortization of purchased intangible assets, $1.2 million of integration plan related costs and $0.5 million of stock based compensation expenses in the three months ended June 30, 2011.

(d)	General and administration expenses includes, $0.2 million of integration plan related costs and $0.5 million of stock based compensation expenses in the three months ended June 30, 2011.

Ceragon Reports Second Quarter 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$210,662			$210,662	$120,576
Cost of revenues	157,444	14,483	(a)	142,961	78,593
Gross profit	53,218			67,701	41,983

Operating expenses:
Research and development	25,117	2,623	(b)	22,494	10,681
Selling and marketing	40,188	4,797	(c)	35,391	17,527
General and administrative	11,735	1,634	(d)	10,101	5,066
Restructuring costs	7,834	7,834		-	-
Acquisition related costs	4,919	4,919		-	-

Total operating expenses	$89,793			$67,986	$33,274

Operating profit (loss)	(36,575)			(285)	8,709
Financial income (expenses), net	(759)			(759)	510

Income (loss) before taxes	(37,334)			(1,044)	9,219

Taxes on income	1,412			1,412	625

Net income (loss)	$(38,746)			$(2,456)	$8,594

Basic net earnings (loss) per share	$(1.08)			$(0.07)	$0.25

Diluted net earnings (loss) per share	$(1.08)			$(0.07)	$0.24

Weighted average number of shares used in computing basic net earnings (loss) per share	35,794,446			35,794,446	34,686,410

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,794,446			35,794,446	36,542,735

Total adjustments		36,290

(a)
Cost of revenues includes $0.5 million of amortization of purchased intangible assets, $11.2 million of inventory step-up, $0.1 million of stock based compensation expenses and $2.7 million of integration plan related costs in the six months ended June 30, 2011.

(b)	Research and development expenses include $1.9 million of integration plan related costs and $0.7 million of stock based compensation expenses in the six months ended June 30, 2011.
(c)
Selling and marketing expenses includes $0.8 million of amortization of purchased intangible assets, $2.9 million of integration plan related costs and $1.1 million of stock based compensation expenses in the six months ended June 30, 2011.

(d)	General and administration expenses include, $0.5 million of integration plan related costs and $1.1 million of stock based compensation expenses in the six months ended June 30, 2011.

Ceragon Reports Second Quarter 2011 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Six months ended
	June 30, 2011

Reported GAAP net operating loss	(16,241)	(36,575)

Stock based compensation expenses	1,437	2,856
Amortization of purchased intangible assets	717	1,274
Inventory step up	9,837	11,281
Integration plan related costs	3,780	8,126
Restructuring costs	-	7,834
Acquisition related costs	-	4,919

Non-GAAP net operating loss	(470)	(285)

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Ceragon Reports Second Quarter 2011 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com